                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )


                               WEST COAST BANCORP
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   952145100
                   ---------------------------------------
                                 (CUSIP Number)

                         RICHARD J. PERRY JR., ESQUIRE
                        LEVI PERRY SIMMONS & LOOTS, P.C.
                     805 FIFTEENTH STREET, N.W., SUITE 1101
                             WASHINGTON, D.C. 20005
                              TEL: (202) 326-8602

 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               DECEMBER 20, 1996
                   ---------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject if this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box     .
                                                                     ---

Check the following box if a fee is being paid with this statement. _x_ A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item (1); and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.

--------------------------------------------------------------------------------
CUSIP NUMBER  952145100                                  PAGE  2  OF  15  PAGES
                                                             ----    ----
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE
         PERSON

         Western Acquisition Partners, L.P. /  36-4081807
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ____
                                                                       (b) ____

--------------------------------------------------------------------------------
3.       SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) &
         2(e)

         NO

--------------------------------------------------------------------------------
5.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
   EACH REPORTING    -----------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  722,000 SHARES
                     -----------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                     -----------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  722,000 SHARES
--------------------------------------------------------------------------------
10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     722,000 SHARES
--------------------------------------------------------------------------------
11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                     SHARES?

                     No
--------------------------------------------------------------------------------
12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                     7.87%
--------------------------------------------------------------------------------
13.                  TYPE OF REPORTING PERSON

                     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER  952145100                                  PAGE  3  OF  15  PAGES
                                                             ----    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE
         PERSON

         Western Acquisitions, L.L.C. / 36-4068258

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ____
                                                                       (b) ____
--------------------------------------------------------------------------------
3.       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) &
         2(e)

         NO
--------------------------------------------------------------------------------
5.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
   EACH REPORTING      ---------------------------------------------------------
     PERSON WITH          7.      SHARED VOTING POWER

                                  722,000 SHARES
                       ---------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  722,000 SHARES
--------------------------------------------------------------------------------
10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     722,000 SHARES
--------------------------------------------------------------------------------
11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                     SHARES?

                     NO
--------------------------------------------------------------------------------
12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                     7.87%
--------------------------------------------------------------------------------
13.                  TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NUMBER  952145100                                  PAGE  4  OF  15  PAGES
                                                             ----    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON/  S.S. OR I.R.S. IDENTIFICATION OF ABOVE
         PERSON

         Eric D. Hovde\ S.S. # ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) ____
                                                                       (b) ____
--------------------------------------------------------------------------------
3.       SOURCE OF FUNDS

         AF, PF
--------------------------------------------------------------------------------
4.       IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS 2(d) &
         2(e)

         NO
--------------------------------------------------------------------------------
5.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
  NUMBER OF SHARES        6.      SOLE VOTING POWER
      OWNED BY
   EACH REPORTING                 20,000 SHARES
     PERSON WITH     -----------------------------------------------------------
                          7.      SHARED VOTING POWER

                                  722,000 SHARES
                     -----------------------------------------------------------
                          8.      SOLE DISPOSITIVE POWER

                                  20,000 SHARES
                     -----------------------------------------------------------
                          9.      SHARED DISPOSITIVE POWER

                                  722,000 SHARES
--------------------------------------------------------------------------------
10.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     742,000 SHARES
--------------------------------------------------------------------------------
11.                  DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN
                     SHARES?
                     NO
--------------------------------------------------------------------------------
12.                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                     8.09%
--------------------------------------------------------------------------------
13.                  TYPE OF REPORTING PERSON

                     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The class of security to which this statement relates is the common stock, no par value (the "Shares"), of West Coast Bancorp (the "Issuer"). The address of the principal executive offices of the Issuer is 4770 Campus Drive, Suite 250, Newport Beach, California 92660-1833.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this statement are Western Acquisition Partners, L.P. (the "Limited Partnership"), Western Acquisitions, L.L.C. and Eric D. Hovde, who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the common stock of Sunwest Bank, Tustin, California, and in the equity securities of various other financial institutions. Western Acquisitions, L.L.C., an Illinois limited liability company, is the general partner (the "General Partner") of the Limited Partnership. Eric D. Hovde is a managing member of the General Partner.

         Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of principal business and office for the Limited Partnership, the General Partner and Eric D. Hovde as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

         None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

         (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its/his Shares.

         (b)  None.

         (c)  None.

         (d)  None.

         (e)  None.

         (f)  None.

         (g)  None.

         (h)  None.

         (i)  None.

         (j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of January 22, 1997 information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 9,168,942 Shares outstanding as of that date) as to each of the Reporting Persons.

         (c)  None.

         (d)  None.

         (e)  Not applicable.

         Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 4 hereof.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A -       Consent Agreement pursuant to 17 C.F.R.Section
13d-1(f)(1).

                                   Signatures



         After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                   WESTERN ACQUISITION PARTNERS, L.P. by
                                   its General Partner, WESTERN ACQUISITIONS,
                                   L.L.C.

                                   By:   /s/ Eric D. Hovde
                                   Its:   Managing Member


                                   WESTERN ACQUISITIONS, L.L.C.

                                   By:   /s/ Eric D. Hovde
                                   Its:   Managing Member


                                   ERIC D. HOVDE

                                   /s/ Eric D. Hovde

                                 SCHEDULE 1

                  INFORMATION RELATING TO REPORTING PERSONS

                                                 PRINCIPAL BUSINESS AND
                                                 ADDRESS OF PRINCIPAL BUSINESS
         NAME                                    OR PRINCIPAL OFFICE
         ----                                    -----------------------------
Western Acquisition Partners, L.P.               Limited partnership formed to make investments
                                                 primarily in equity securities of financial
                                                 institutions
                                                 1629 Colonial Parkway
                                                 Inverness, Illinois 60067
                                                 Organized: State of Delaware

Western Acquisitions, L.L.C.                     Limited liability company formed to serve as the
                                                 general partner of the Limited Partnership
                                                 1629 Colonial Parkway
                                                 Inverness, Illinois 60067
                                                 Incorporated: State of Delaware

Eric D. Hovde                                    Investment Banker
                                                 1826 Jefferson Place, NW
                                                 Washington, DC 20036

         INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR
                             CONTROLLING PERSONS

     NAME                                PRINCIPAL OCCUPATION
   ADDRESS                                  BUSINESS ADDRESS                   CITIZENSHIP
 ------------                            -----------------------          ---------------------
 Steven D. Hovde                         Investment banker                         U.S.
 1629 Colonial Parkway                   Hovde Financial, Inc.
 Inverness, Illinois 60067               1629 Colonial Parkway
                                         Inverness, Illinois 60067
                                         Investment banking firm

 Eric D. Hovde                           Investment banker
 1826 Jefferson Place, N.W.              Hovde Financial, Inc.                     U.S.
 Washington, D. C.  20036                1826 Jefferson Place, N.W.
                                         Washington, D. C.  20036
                                         Investment banking firm

                                   SCHEDULE 2

         The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                                               AMOUNT
                                                               ORIGINALLY
                                   TOTAL                       FINANCED/               SOURCE OF
 NAME                              CONSIDERATION               CURRENT BALANCE         FUNDS *
 ----                              -------------               ---------------         ------------
 Western Acquisition               $418,760.00                 $0.00/                  Working Capital
 Partners, L.P.                                                $0.00

 Western Acquisitons,              $418,760.00                 $0.00/                  Working Capital of
 L.L.C.                                                        $0.00                   Affiliate


 Eric D. Hovde                     $426,404.00                 $0.00/                  Personal Funds/ Working
                                                               $0.00                   Capital of Affiliate


------------------------------

                                   SCHEDULE 3

         The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Other than 20,000 Shares over which Mr. Eric D. Hovde also possesses sole power to vote or to direct the vote and to dispose or to direct the disposition of such Shares, each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.


                                                                  APPROXIMATE
  NAME                                 NUMBER OF SHARES            PERCENTAGE
  ----                                 ----------------          --------------
  Western Acquisition                        722,000                 7.87%
  Partners, L.P.

  Western Acquisitons, L.L.C.                722,000                 7.87%

  Eric D. Hovde                              742,000                 8.09%

                                   SCHEDULE 4


DESCRIPTION OF TRANSACTIONS IN SHARES EFFECTED WITHIN 60 DAYS

The reporting persons effected the following transactions in the Shares within sixty (60) days of January 22, 1997:

    TRANSACTION              AMOUNT OF             TRANSACTION                                     TRANSACTION
       DATE                   SHARES                  PRICE                  BROKER                   TYPE
  ---------------         ---------------        ---------------        ---------------           -------------
      12/20/96                 518,000                 $.58                Private/ None               Buy

      12/20/96                 204,000                 $.58                Private/ None               Buy

                                 EXHIBIT INDEX


    Exhibit A - Consent Agreement pursuant to 17 C.F.R.Section 13d-1(f)(1).

                                   EXHIBIT A


          Consent Agreement Pursuant to 17 C.F.R. Section 13d-1(f)(1)


    Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(f)(1) with respect to his/its beneficial ownership of the shares of the Issuer.


                               WESTERN ACQUISITION PARTNERS, L.P. by its
                               General Partner, WESTERN ACQUISITIONS, L.L.C.

                               By:   /s/ Eric D. Hovde
                               Its:  Managing Member


                               WESTERN ACQUISITIONS, L.L.C.

                               By:   /s/ Eric D. Hovde
                               Its:  Managing Member


                               ERIC D. HOVDE

                               /s/ Eric D. Hovde